UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2023
Commission File No.:001-35773

REDHILL BIOPHARMA LTD.
(Translation of registrant’s name into English)

21 Ha'arba'a Street, Tel Aviv, 6473921, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

RedHill Biopharma Ltd. (the “Company”) announces the appointment of Mr. Ofer Tsimchi, an independent director of the Company, as the interim Chairman of the Board of Directors, effective May 5, 2023, until the next annual or extraordinary general meeting of shareholders of the Company. Mr. Ofer Tsimchi will replace Mr. Dror Ben-Asher, whose appointment as Chairman of the Board of Directors was approved by the Company’s shareholders on May 4, 2020, for a period of three years. The Israeli Companies Law provides that the engagement of a Chief Executive Officer of an Israeli public company also as its Chairman of the Board of Directors requires shareholder approval, and such approval is effective for a period of up to three years.

This Form 6-K is hereby incorporated by reference into the Company's Registration Statements on Form S-8 filed with the Securities and Exchange Commission on May 2, 2013 (Registration No. 333-188286), on October 29, 2015 (Registration No. 333-207654), on July 25, 2017 (Registration No. 333-219441), on May 23, 2018 (Registration No. 333-225122), on July 24, 2019 (File No. 333-232776), on March 25, 2021 (File No. 333-254692), on May 3, 2021 (File No. 333-255710), on January 11, 2022 (File No. 333-262099) and on June 27, 2022 (File No. 333-265845), and its Registration Statements on Form F-3 filed with the Securities and Exchange Commission on March 30, 2021 (File No. 333-254848) and on July 29, 2021 (File No. 333-258259).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REDHILL BIOPHARMA LTD. (the "Registrant")

Date: May 4, 2023	By:	/s/ Dror Ben-Asher
Dror Ben-Asher
Chief Executive Officer